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                              May 12, 2021

       Eduardo Clave
       Chief Executive Officer
       Dila Capital Acquisition Corp.
       1395 Brickell Ave., Ste. 950
       Miami, FL 33131

                                                        Re: Dila Capital
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 29,
2021
                                                            File No. 333-254425

       Dear Mr. Clave:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Note 2. Summary of Significant Accounting Policies
       Warrant Instruments, page F-10

   1.                                                   We note your disclosure
that you will account for the 5,000,000 warrants (or
                                                        5,750,000 warrants if
the underwriter   s overallotment option is exercised in full) issued as
                                                        part of the Proposed
Public Offering as liabilities due to the fact that the warrants do not meet the criteria for
equity treatment based on the guidance in ASC 815    Derivatives and
                                                        Hedging   . Please
provide us with your analysis under ASC 815-40 to support your proposed accounting
treatment for the warrants.

              You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
       have questions regarding comments on the financial statements and related matters. Please
 Eduardo Clave
Dila Capital Acquisition Corp.
May 12, 2021
Page 2

contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameEduardo Clave                         Sincerely,
Comapany NameDila Capital Acquisition Corp.
                                                        Division of Corporation
Finance
May 12, 2021 Page 2                                     Office of Finance
FirstName LastName